Via EDGAR, U.S. Mail and Facsimile to (202) 772-9210

July 14, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Mr. Daniel Gordon Branch Chief Mail Stop 4561

Re:	The Goldman Sachs Group, Inc. Form 10-K for the Fiscal Year ended November 30, 2007 (“2007 Form 10-K”) File No. 001-14965

Dear Mr. Gordon:

We are in receipt of the letter, dated July 1, 2008, to David A. Viniar, Chief Financial Officer of The Goldman Sachs Group, Inc. (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding our 2007 Form 10-K. We appreciate the Staff’s careful review of our 2007 Form 10-K and look forward to working with the Staff to resolve the Staff’s comments. For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.

Form 10-K for the year ended November 30, 2007

Principal Strategies, page 9

1.	You disclose that at the beginning of the first quarter of 2008, you reassigned approximately one-half of the traders and transferred approximately one-half of the firm’s assets comprising your principal strategies business to a new alternative investment fund managed by your asset management business. Please tell us the nature of the assets transferred and the reasons for the transfer. Please clarify the financial statement impact of this transfer, if any, and why this transfer was not disclosed in the financial statements for the first quarter of 2008.

Response:

In the first quarter of 2008, we transferred approximately one-half of the net assets of our principal strategies business to a new alternative investment fund (the “Fund”) managed by our asset management business. The majority of the instruments transferred were exchange-traded common stock, options and futures. Other instruments transferred included private equity investments, fixed income instruments (convertible bonds, high-yield bonds and government debt) and over-the-counter options and swaps.

The transfer was made to organically grow our asset management business and strengthen and diversify the platform of our asset management product offerings for our clients. The transfer allowed clients the opportunity to invest alongside the Company in a new alternative investment fund.

The net assets transferred to the Fund during the first quarter of 2008 were held at fair value on our financial statements prior to the transfer and were transferred to the Fund at fair value. Accordingly, the transfer of these net assets did not have an impact on our results of operations. As of February 2008, our investment in the Fund was approximately $2.0 billion. Given that the transfer did not have an impact on our results of operations and that the transfer was disclosed in our 2007 Form 10-K, we did not consider it necessary to repeat the disclosure from our Form 10-K in our first quarter financial statements.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 55

2.	Please tell us what consideration you gave to including your accounting policy for consolidation of variable interest entities as a critical accounting policy.

Response:

In considering whether our accounting policy for consolidation of variable interest entities (“VIEs”) should be included in “Critical Accounting Policies”, we reviewed the guidance in both Release FR-60, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies” and Release FR-72, “Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.” FR-60 states that “accounting policies that management believes are most ‘critical’…are both most important to the portrayal of the company's financial condition and results, and they require management's most difficult, subjective or complex judgments.” FR-72 states that “companies should consider whether they have made accounting estimates or assumptions where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and the impact of the estimates and assumptions on financial condition or operating performance is material.” FR-72 also notes that the disclosure of critical accounting policies should not duplicate the disclosure in the notes to the financial statements.

Viewed in the context of our other accounting policies, we do not believe that our accounting policy for consolidation of VIEs is one of our most critical accounting policies for several reasons. First, compared to the judgments and assumptions made in determining fair value of our financial assets and liabilities or whether impairment of our goodwill or intangible assets has occurred – which we consider critical accounting policies – our accounting policy for the consolidation of VIEs does not require our “most difficult, subjective or complex judgments” as described in FR-60. Second, because our financial interests in VIEs are already reflected in our financial statements, consolidation of non-consolidated VIEs would not generally by itself impact our shareholders' equity or net earnings. In addition, the total assets in nonconsolidated VIEs in which the Company held significant variable interests (disclosed in Note 3 to our financial statements) represented only 5.5% of our total assets as of November 2007. As such, with respect to our accounting policy for consolidation of VIEs, we do not believe that the “impact of the estimates and assumptions on [our] financial condition or operating performance is material” as described in FR-72. We therefore do not believe that our accounting policy for consolidation of VIEs is a critical accounting policy, although we do believe that it represents a significant policy and disclose it as such in the notes to our financial statements.

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As requested in your letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the 2007 Form 10-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2007 Form 10-K; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please feel free to call me (212-902-5675) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Sarah E. Smith

_______________________

Sarah E. Smith

Principal Accounting Officer

cc:	Jessica Barberich (Securities and Exchange Commission) David A. Viniar, Chief Financial Officer (The Goldman Sachs Group, Inc.)